Filed by Universal Compression Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: lliad Holdings, Inc.
Commission File No. 333-141695
[The following excerpt appeared in a newsletter distributed to Universal employees on or about April 27, 2007]
April 27, 2007       Issue 2, Page 1
                Merger News
Do’s & Don’ts
Do’s
Do work safely. It is a top priority.
Do act as competitors, because we are competitors.
Do conduct business as usual.
Do communicate with management—the best way to weather change is to be a part of the process.
Do Retain information that might be requested by reviewing authorities. Further instruction will follow with this regard.
Don’ts
Do Not share information with our merger partner, especially competitive information such as pricing lists, customer lists, supplier agreements, etc.
Do Not meet or have discussions with our merger partner unless requested by the Transition or Legal team.
Do Not share any information about the merger with customers or suppliers that has not already been made public through a press release or SEC filing.
Do Not steer customers to one party or the other in an effort to “ease the transition.”
Steve’s World Travels
     One of the most pivotal variables in ensuring a successful merger is our ability to successfully integrate the two companies’ talented employees into one organization. During the last two months, various members of Universal’s and Hanover’s management teams, including me, have visited roughly 90% of our companies’ collective worldwide locations, or roughly 35 cities in 11 countries, in order to meet with the employees of each company. It was both exciting and enlightening to meet so many great people around the globe doing such a wide-variety of interesting work. After meeting with those employees, I realized that, although the businesses and business processes of each company might be slightly different, our goals are not much different—safety, quality, integrity and top-notch customer service.
     Although I very much look forward to the merging of the companies’ talented work forces, it is important to remember that we remain fierce competitors until the merger is approved and closed. Until that time, please continue to vigorously compete with Hanover and all our other competitors.
Ernie’s Viewpoint
     During this period between merger announcement and closing of the merger, it is natural for all employees to be distracted with thoughts and worries about what lies ahead for each of us as individuals. Most of this distraction comes from the “unknown.” The purpose of this newsletter is to try to provide you information about the process the company is undertaking to make the merger a success and also the decisions about the new company that have been made to this point. Although the newsletter will unfortunately not remove all of the uncertainty, our hope is that it will alleviate at least some of it. It is always hard to deal with things that are, like the merger, in many ways outside our control. But, I think there are some things we can each control and collectively agree upon:
•	In order for us to be successful in the long-term with the merger, we need to be successful RIGHT NOW with our customers. All our customers are watching our performance today to get an idea of the level of service the combined companies will deliver. Please rededicate yourself to providing high quality service to the customers NOW. Doing so will ensure we maintain our current customers and establish the standard by which we will serve the new customers in the combined organization.

•	The combined companies will need high quality, committed employees in every facet of the organization. The very best way for each of us to help ensure ourselves a position in that new organization—and the most important variable that we can control—is to be valuable, positive employees each day we come to work.

•	This combination roughly doubles the size of each company, and that will equate to more opportunities for advancement for our employees. We will be able to provide more training and a broader variety of challenging alternative career paths in all parts of the organization. By having a positive attitude today and finding ways to add value, each of us can be in a position to take advantage of these enhanced career opportunities
     Thanks to each of you for your past, continuing and future contributions to the company. And remember, BE SAFE.
Questions?
Visit our Corporate Intranet Site, Merger News-
mergerquestions@universalcompression.com

Merger News       Issue 2, Page 2
Merger Math
Several people have asked for further clarification regarding the share exchange ratios for the proposed merger with Hanover and its implications, if any, on the substance of the merger. So we have asked our own Jeff Jacobsen, Vice President, Financial Planning & Analysis, to clarify.
     How are exchange ratios determined in a merger?
     In concept, for a merger of equals, the exchange ratio is merely the ratio of the prices of the shares of the two companies at the time they agree to merge. Let’s look at an example. Take two companies, Company A and Company B, each with a total equity value of $100. While each company is worth $100, Company A happens to have one share of stock priced at $100 while company B has 2 shares of stock priced at $50 each. Now, Company A and Company B agree to merge into Company C. The value of the merged company will be $100 + $100 = $200. The companies further agree that the equity of Company C will consist of two shares of Company C stock. So each share of stock will be worth $100. On the effective date of the merger, Company A and Company B shareholders will exchange their Company A and Company B stock for shares in Company C. Because this is a merger of equals, each shareholder should get out of this exchange exactly the value they put in. The shareholder in Company A puts in one share of Company A stock worth $100 and receives one share of Company C stock worth $100 in exchange. Her exchange ratio is 1:1. However, Company B’s shareholder puts in 2 shares of stock worth $50 each and gets back one share of stock worth $100 in exchange. Since she received half as many shares as she put in, her share exchange ratio is 1.0:0.5. Comparing the ratios of the two companies, you see that they are indeed in proportion to their pre-merger prices — $100:$50, which could be reduced to 1.0:0.5. If Company A’s stock had been trading at $60 and Company B’s stock had been trading at $20 at the time they agreed to merge, the exhange ratios would have been proportional to those prices — 60:20 which could be reduced to 1.0:0.333.
     If it is a merger of equals, why will Hanover shareholders get 53% of Newco stock and Universal shareholders only 47%?
     Again, in concept, this reflects the relative value of all of the equity of each company that will be contributed to the merger. While one share of Hanover stock is worth 0.325 times a share of Newco stock in the merger, there are approximately 101 million shares of Hanover stock outstanding in comparison to only 30 million shares of Universal stock.
     When you multiply the number of outstanding shares by the exchange ratios (Universal: 30 million shares x 1 share of Newco stock / 1 share of UCO stock = 30 million shares of Newco stock vs. Hanover: 101 million shares x 0.325 shares of Newco stock / 1 share of HC stock = 32.8 million shares of Newco stock) you see that Hanover shareholders are contributing slightly more overall equity than Universal shareholders and thus will wind up with slightly more of the Newco equity.
Merger-Related Task Forces — updates as they become available!
     Naming/Branding Task Team: On Wednesday, April 4th, the Naming/Branding Task Force narrowed the pool of potential Newco names from approximately 2,000 candidates down to 10. The next steps in the Newco name selection process began immediately thereafter, with our legal team conducting worldwide research into availability of these 10 names and our consultant conducting market research with respect to those names and international linguistics research to ensure that none of them mean something inappropriate or undesirable in other languages. On Monday April 9th, approximately 200 employees at each of Universal and Hanover were randomly selected to participate in an e-survey hosted by our consultant involving the potential names and logos. Our current plan is to determine and publish Newco’s name and logo by early May. So, you will get to see it soon!
Merger Questions and Answers — As published in the FAQ’s published on our intranet site
     What are the challenges associated with the merger?
     There is a lot of uncertainty regarding the exact timing of closing the merger, the future organization structure, and potential reassignment of resources. We understand that uncertainty leads to stress and will continue working to make this period of transition as smooth as possible.
     What does the merger do for employees, the ones who make things happen? Will the merger create opportunities for our employees overall?
     We expect our employees will benefit from working for a larger company with enhanced financial resources, improved training opportunities and improved growth prospects in an increasingly global market. The integration of both companies should create opportunities for employees to do new things, work in different areas and expand their knowledge base and careers.
     Should we order new business cards and letterhead? When?
     Continue to use your business cards and letterhead from the respective companies. The Integration Team will inform you when the new name, along with new Corporate Identity Standards, may be used.

Merger News       Issue 2, Page 3
     Should we continue to order merchandise with our respective company logos?
     Yes, you can continue to order these items. Be prudent with your quantity order and discuss with your individual manager. After the merger is complete, items with the new company logo will be offered as we roll out the new company name, logo and Corporate Identity Standards.
     Will seniority be honored?
     The Integration Team will evaluate and determine the best course of action for Newco. Historically, both companies have recognized seniority with predecessors in the merger process.
     What will the merger do to our safety programs and record?
     Both Hanover and Universal have very strong commitments to safety and will continue this focus.

Additional Information
In connection with the proposed merger of Universal Compression Holdings and Hanover Compressor Company, a registration statement of the new company, Iliad Holdings, Inc., which includes preliminary proxy statements of Universal and Hanover, and other materials, has been filed with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, WHICH IS AVAILABLE NOW, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER MATERIALS REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT UNIVERSAL, HANOVER, ILIAD HOLDINGS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus when it is available and other documents containing information about Universal and Hanover, without charge, at the SEC’s web site at www.sec.gov, Universal’s web site at www.universalcompression.com, and Hanover’s web site at www.hanover-co.com. Copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and the SEC filings that are and will be incorporated by reference therein may also be obtained for free by directing a request to either Investor Relations, Universal Compression Holdings, Inc., 713-335-7000 or to Investor Relations, Hanover Compressor Company, 832 554-4856.
Participants in Solicitation
Universal and Hanover and their respective directors, officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective stockholders in respect of the merger. Information about these persons can be found in Universal’s and Hanover’s respective proxy statements relating to their 2006 annual meetings of stockholders as filed with the SEC on March 15, 2006 and March 24, 2006, respectively. Additional information about the interests of such persons in the solicitation of proxies in respect of the merger is included in the preliminary proxy statement/prospectus that has been filed with the SEC and will be included in the definitive proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.
     Finally, Merger News will be issued as new information becomes available. As the integration process moves along and more information is available to share, you will find our Merger News editions more frequently published. In between editions, if you have any questions, feel free to inquire with mergerquestions@universalcompression.com

Forward-Looking Statements
All statements in this release other than historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside Universal’s control, which could cause actual results to differ materially from such statements. Forward looking information includes, but is not limited to, statements regarding whether and when the transactions contemplated by the merger agreement will be consummated, the timing of the determination and publication of Iliad’s new name and logo and the expected impact of the merger on Universal’s employees. Among the factors that could cause results to differ materially from those indicated by such forward-looking statements are the result of the review of the proposed merger by various regulatory agencies and any conditions imposed on the new company in connection with consummation of the merger; failure to receive the approval of the merger by the stockholders of Hanover and Universal, the satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement and the failure to realize anticipated synergies from the proposed merger. These forward-looking statements are also affected by the risk factors, forward-looking statements and challenges and uncertainties described in Universal’s Annual Report on Form 10-K for the twelve months ended December 31, 2006, and those set forth from time to time in Universal’s filings with the Securities and Exchange Commission, which are available through Universal’s website www.universalcompression.com. Universal expressly disclaims any intention or obligation to revise or update any forward-looking statements whether as a result of new information, future events, or otherwise.